Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2019

Quarterly Net Revenues Increased by 28.9% Year-Over-Year

Quarterly Student Enrollments Increased by 82.3% Year-Over-Year

Quarterly Operating Income Increased by 64.1% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 42.5% Year-Over-Year

Beijing, April 23, 2019 – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2019, which is the third quarter of New Oriental’s fiscal year 2019.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2019

•	Total net revenues increased by 28.9% year-over-year to US$796.7 million for the third fiscal quarter of 2019.

•	Operating income increased by 64.1% year-over-year to US$95.8 million for the third fiscal quarter of 2019.

•

Non-GAAP operating income, which excludes share-based compensation expenses, was US$113.8 million, an increase of 40.2% year-over-year compared to US$81.2 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 42.5% year-over-year to US$97.4 million for the third fiscal quarter of 2019.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses and gain from fair value change of long-term investments, was US$108.9 million, an increase of 19.4% year-over-year compared to US$91.2 million in the same period of the prior fiscal year.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2019	3Q FY2018	% of change
Net revenues	796,722	618,081	28.9%
Operating income	95,780	58,367	64.1%
Non-GAAP operating income (2)(3)	113,769	81,156	40.2%
Net income attributable to New Oriental	97,411	68,376	42.5%
Non-GAAP net income attributable to New Oriental (2)(3)	108,873	91,165	19.4%
Net income per ADS attributable to New Oriental - basic	0.62	0.43	42.6%
Net income per ADS attributable to New Oriental - diluted	0.61	0.43	42.3%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.69	0.58	19.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.69	0.57	19.3%

(in thousands US$, except per ADS(1) data)	9M FY2019	9M FY2018	% of change
Net revenues	2,253,640	1,746,429	29.0%
Operating income	228,562	206,374	10.8%
Non-GAAP operating income(2)(3)	274,158	241,602	13.5%
Net income attributable to New Oriental	194,817	231,048	-15.7%
Non-GAAP net income attributable to New Oriental(2)(3)	316,005	266,276	18.7%
Net income per ADS attributable to New Oriental - basic	1.23	1.46	-15.9%
Net income per ADS attributable to New Oriental - diluted	1.23	1.46	-16.0%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.99	1.68	18.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.99	1.68	18.2%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2019

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 82.3% year-over-year to approximately 1,570,600 for the third fiscal quarter of 2019.

•

The total number of schools and learning centers was 1,164 as of February 28, 2019, an increase of 164 compared to 1,000 as of February 28, 2018, and an increase of 39 compared to 1,125 as of November 30, 2018. The total number of schools was 92 as of February 28, 2019.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are pleased to see continued acceleration of growth momentum in the third quarter of fiscal year 2019 and to achieve a top line growth of 28.9%, or 36.1% if computed in Renminbi. Our key growth driver, the K-12 after-school tutoring business, achieved a year-over-year revenue growth of approximately 38%, or 46% if computed in Renminbi. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 37%, or 44% if computed in Renminbi, and our POP Kids program achieved a growth of approximately 41%, or 49% if computed in Renminbi. We are confident and well-placed to continue to expand our market share in the long term through our ceaseless efforts in improving teaching quality and enhancing learning experience for our students.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “As we continued to execute our well-proven ‘Optimize the Market strategy’, we witnessed steady progress in our capacity expansion plan in this quarter. We added a net of 36 learning centers in existing cities, and opened a new offline training school in the city of Xining, as well as two dual-teacher model schools in the cities of Mianyang and Xinxiang. Altogether, this increased the total square meters of classroom area by approximately 27% year-over-year and 6% quarter-over-quarter by the end of this quarter. We consistently focused on maintaining our service quality while we continued to deepen our penetration into existing markets through capacity expansion. It is very encouraging to see that our student retention for the K-12 business continued to improve this quarter, which demonstrates the success of our pilot teacher training program, using standardized content and methodology, initiated in the beginning of this fiscal year. We will continue to enhance and leverage our online and offline integrated standardized teaching system for the K-12 business as well as overseas test preparation business. We also continued to make strategic investments in our dual-teacher model classes and new initiatives for K-12 tutoring in our pure online education platform, Koolearn.com, for which the demand in cities of lower tiers and in remote areas is expected to increase.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “We are deeply encouraged not only by our strong top line performance, but also the improvement in our operating margin during the third quarter. Non-GAAP operating income increased by 40.2% year over year to approximately US$113.8 million, and non-GAAP operating margin rose by 120 basis points to 14.3% from 13.1% a year ago. The robust financial performance of this quarter was driven by better utilization of facilities and enhanced cost and expenses efficiency amid our steady expansion. We will continue to revamp all business lines with a standardized, modular and systematic approach, which will enable us to capture new growth opportunities and scale our business at higher efficiency. With these strategies in place, we are poised to continue to deliver sustainable and long-term value for our shareholders.”

Recent Updates

New Oriental’s subsidiary, Koolearn Technology Holding Limited (“Koolearn”), a leading online extracurricular education service provider in China, has completed its global offering of ordinary shares (the “Global Offering”), comprising an international offering and a Hong Kong public offering. Koolearn commenced trading of its shares on the Main Board of The Stock Exchange of Hong Kong Limited on March 28, 2019 (Hong Kong time) under the stock code “1797”.

The net proceeds from the Global Offering were approximately HK$1,777.6 million (US$226.5 million), after deducting underwriting fees and commissions and expenses related to the Global Offering, including the exercise of the over-allotment option. The net proceeds will be used for the following purposes:

•	Investment in staff recruitment and training activities;

•	Strategically-pursued acquisitions and/or investments in complementary businesses to support Koolearn’s growth strategies;

•	Improvement of course development capabilities, including enhancement and upgrade of Koolearn’s technology infrastructure;

•	Improvement and implementation of sales and marketing activities to expand Koolearn’s student base and deepen student engagement; and

•	Working capital and other general corporate purposes.

Moving forward, Koolearn will disclose its periodical financial results under International Financial Reporting Standards. After the listing, its financial results will continue to be consolidated into New Oriental’s financial records.

Financial Results for the Third Fiscal Quarter Ended February 28, 2019

Net Revenues

For the third fiscal quarter of 2019, New Oriental reported net revenues of US$796.7 million, representing a 28.9% increase year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$727.1 million, representing a 28.7% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the third fiscal quarter of 2019 increased by 82.3% year-over-year to approximately 1,570,600. The significant increase in the number of student enrollments is primarily due to the division of the spring semester into two parts. Under this method, student enrollments in the spring semester are recorded separately for each part and the student enrollments for each part fall into separate quarters. This practice was adopted in November 2018 to comply with the latest regulatory requirements.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$700.9 million, representing a 25.2% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$683.0 million, representing a 27.2% increase year-over-year.

•

Cost of revenues increased by 25.6% year-over-year to US$337.5 million, primarily due to increases in teachers’ compensation for more teaching hours and rental costs for the increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 13.3% year-over-year to US$87.5 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•

General and administrative expenses for the quarter increased by 29.1% year-over-year to US$276.0 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$258.0 million, representing a 35.1% increase year-over-year. The increase was primarily due to increased headcount as the Company grew its network of schools and learning centers, as well as increases in R&D expenses and human resources expenses related to the development of the Company’s online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 21.1% to US$18.0 million in the third fiscal quarter of 2019.

Operating Income and Operating Margin

Operating income for the quarter was US$95.8 million, representing a 64.1% increase year-over-year. Non-GAAP operating income was US$113.8 million, representing a 40.2% increase year-over-year.

Operating margin for the quarter was 12.0%, compared to 9.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 14.3%, compared to 13.1% in the same period of the prior fiscal year.

Gain from Fair Value Change of Long-Term Investments

Gain from fair value changes of long term investments for the quarter was US$6.5 million.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$97.4 million, representing a 42.5% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.62 and US$0.61, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$108.9 million, representing a 19.4% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.69 and US$0.69, respectively.

Cash Flow

Net operating cash flow for the third fiscal quarter of 2019 was approximately US$114.1 million. Capital expenditures for the quarter were US$83.6 million, which were primarily attributable to the opening of 59 facilities and renovations at existing learning centers.

Balance Sheet

As of February 28, 2019, New Oriental had cash and cash equivalents of US$844.9 million, as compared to US$983.3 million as of May 31, 2018. In addition, the Company had US$96.7 million in term deposits, and US$1,792.7 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2019 was US$1,191.8 million, an increase of 10.0% from US$1,083.8 million at the end of the third quarter of fiscal year 2018. The Company adopted Revenue from Contracts with Customers (“Topic 606”) starting June 1, 2018, and as a result, as of February 28, 2019, US$72.6million of deferred revenue was reclassified to accrued expenses and other current liabilities, representing estimated amounts of tuition collected that may be refunded in the future if students withdraw from a course while there are remaining classes. In addition, the lower than usual increase was due to the change of tuition fees collection schedule for K-12 after-school tutoring courses to comply with the latest regulatory requirements.

Financial Results for the Nine Months Ended February 28, 2019

For the first nine months of fiscal year 2019, New Oriental reported net revenues of US$2,253.6 million, representing a 29.0% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2019 increased by 31.7% to approximately 5,626,700.

Income from operations for the first nine months of fiscal year 2019 was US$228.6 million, representing a 10.8% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2019 was US$274.2 million, representing a 13.5% increase year-over-year.

Operating margin for the first nine months of fiscal year 2019 was 10.1%, compared to 11.8% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2019, was 12.2%, compared to 13.8% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2019 was US$194.8 million, representing a 15.7% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2019 amounted to US$1.23 and US$1.23, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2019 was US$316.0 million, representing a 18.7% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2019 amounted to US$1.99 and US$1.99 respectively.

Outlook for Fourth Quarter of Fiscal Year 2019

New Oriental expects total net revenues in the fourth quarter of fiscal year 2019 (March 1, 2019 to May 31, 2019) to be in the range of US$820.6 million to US$840.6 million, representing year-over-year growth in the range of 17% to 20%. This forecast takes into account factors including the industry seasonality and practices in compliance with the latest regulatory requirements.

The projected growth rate of revenue in our functional currency Renminbi is expected to be in the range of 23% to 26% for the fourth quarter of fiscal year 2019. The exchange rate used to calculate expected revenues for the fourth quarter of fiscal 2019 is 6.65. The historical exchange rate used to calculate revenues for the fourth quarter of fiscal 2018 was 6.33.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 23, 2019, U.S. Eastern Time (8 PM on April 23, 2019, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “4846628”.

A replay of the conference call may be accessed by phone at the following number until May 1, 2019:

International:	+61 2 8199 0299
Passcode:	4846628

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2019, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Joyce Wu

FTI Consulting

Tel:     +852-3768-4548

Email: NewOriental@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2019	As of May 31 2018
	(Unaudited) USD	(Audited) USD
ASSETS:

Current assets:
Cash and cash equivalents	844,901	983,319
Restricted cash	43	47
Term deposits	96,655	107,741
Short-term investments	1,792,729	1,623,763
Accounts receivable, net	4,137	3,179
Inventory, net	34,144	40,175
Prepaid expenses and other current assets, net	225,894	182,095
Amounts due from related parties, current	21,678	1,595

Total current assets	3,020,181	2,941,914

Restricted cash, non-current	4,176	3,399
Property and equipment, net	524,569	449,592
Land use rights, net	16,480	3,785
Amounts due from related parties, non-current	1,472	2,226
Long-term deposits	48,063	40,099
Long-term prepaid rents	568	191
Intangible assets, net	15,407	8,544
Goodwill, net	81,404	31,729
Long-term investments, net	424,804	433,333
Deferred tax assets, non-current, net	58,087	43,323
Other non-current assets	23,740	19,577

Total assets	4,218,951	3,977,712

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$39,279 and US$36,795 as of May 31, 2018 and February 28, 2019, respectively)	36,952	39,889
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$335,955 and US$456,517 as of May 31, 2018 and February 28, 2019, respectively)	537,693	373,537
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$54,844 and US$81,241 as of May 31, 2018 and February 28, 2019, respectively)	86,694	67,233
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$30 and US$909 as of May 31, 2018 and February 28, 2019, respectively)	945	30
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,244,748 and US$1,142,128 as of May 31, 2018 and February 28, 2019, respectively)	1,191,753	1,270,195

Total current liabilities	1,854,037	1,750,884

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$13,782 and US$19,426 as of May 31, 2018 and February 28, 2019, respectively)	18,697	12,133
Long term loan (including Long term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2018 and February 28, 2019, respectively)	51,099	—

Total long-term liabilities	69,796	12,133

Total liabilities	1,923,833	1,763,017

Mezzanine equity
Redeemable non-controlling interests	206,624	206,624
Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	2,073,494	1,991,589
Non-controlling interests	15,000	16,482

Total equity	2,088,494	2,008,071

Total liabilities, mezzanine equity and equity	4,218,951	3,977,712

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Net revenues	796,722	618,081

Operating cost and expenses (note 1)
Cost of revenues	337,524	268,823
Selling and marketing	87,458	77,209
General and administrative	275,960	213,682

Total operating cost and expenses	700,942	559,714

Operating Income	95,780	58,367

Gain from fair value change of long-term investments	6,527	—
Other income, net	24,124	21,902
Provision for income taxes	(29,464)	(13,409)
Loss from equity method investments	(1,734)	(258)

Net income	95,233	66,602

Add: Net loss attributable to non-controlling interests	2,178	1,774

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	97,411	68,376

Net income per common share
- Basic	0.62	0.43
- Diluted	0.61	0.43
Net income per ADS (note 2)
- Basic	0.62	0.43
- Diluted	0.61	0.43

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	275,960	213,682
Less: Share-based compensation expenses in general and administrative expenses	17,989	22,789

Non-GAAP general and administrative expenses	257,971	190,893

Total operating cost and expenses	700,942	559,714
Less: Share-based compensation expenses	17,989	22,789

Non-GAAP operating cost and expenses	682,953	536,925

Operating income	95,780	58,367
Add: Share-based compensation expenses	17,989	22,789

Non-GAAP operating income	113,769	81,156

Operating margin	12.0%	9.4%
Non-GAAP operating margin	14.3%	13.1%
Net income attributable to New Oriental	97,411	68,376
Add: Share-based compensation expenses	17,989	22,789
Less: Gain from fair value change of long-term investments	6,527	—

Non-GAAP net income attributable to New Oriental	108,873	91,165

Net income per ADS attributable to New Oriental - Basic (note 2)	0.62	0.43
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.61	0.43
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.69	0.58
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.69	0.57
Weighted average shares used in calculating basic net income per ADS (note 2)	158,060,274	158,253,243
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,865,345	158,736,059
Non-GAAP income per share - basic	0.69	0.58
Non-GAAP income per share - diluted	0.69	0.57

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended February 28
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	17,989	22,789

Total	17,989	22,789

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Net revenues	2,253,640	1,746,429

Operating costs and expenses (note 1):
Cost of revenues	1,005,028	766,275
Selling and marketing	278,356	223,203
General and administrative	745,269	550,577

Total operating costs and expenses	2,028,653	1,540,055

Gain on disposal of a subsidiary	3,575	—

Operating income	228,562	206,374

Loss from fair value change of long-term investments	(75,592)	—
Other income, net	93,416	70,413
Provision for income taxes	(55,159)	(43,260)
Loss from equity method investments	(1,212)	(9)

Net income	190,015	233,518

Add: Net loss (income) attributable to non-controlling interests	4,802	(2,470)

Net income attributable to New Oriental Education & Technology Group Inc.	194,817	231,048

Net income per share attributable to New Oriental-Basic	1.23	1.46
Net income per share attributable to New Oriental-Diluted	1.23	1.46
Net income per ADS attributable to New Oriental-Basic (note 2)	1.23	1.46
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.23	1.46

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	745,269	550,577
Less: Share-based compensation expenses in general and administrative expenses	45,596	35,228

Non-GAAP general and administrative expenses	699,673	515,349

Total operating costs and expenses	2,028,653	1,540,055
Less: Share-based compensation expenses	45,596	35,228

Non-GAAP operating costs and expenses	1,983,057	1,504,827

Operating income	228,562	206,374
Add: Share-based compensation expenses	45,596	35,228

Non-GAAP operating income	274,158	241,602

Operating margin	10.1%	11.8%
Non-GAAP operating margin	12.2%	13.8%

Net income attributable to New Oriental	194,817	231,048
Add: Share-based compensation expenses	45,596	35,228
Add: Loss from fair value change of long-term investments	75,592	—

Non-GAAP net income to New Oriental	316,005	266,276

Net income per ADS attributable to New Oriental- Basic (note 2)	1.23	1.46
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.23	1.46

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.99	1.68
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.99	1.68

Weighted average shares used in calculating basic net income per ADS (note 2)	158,443,487	158,117,868
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,031,798	158,429,934

Non-GAAP income per share - basic	1.99	1.68
Non-GAAP income per share - diluted	1.99	1.68

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expense	45,596	35,228

Total	45,596	35,228

Note 2: Each ADS represents one common share.